

February 22, 2024

Meg Broderick
General Counsel
Desktop Metal, Inc.
63 3rd Avenue
Burlington, MA 01803

      Re: Desktop Metal, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2024
           File No. 333-277056

Dear Meg Broderick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Wilson at 202-551-6388 or Jan Woo 202-551-3453 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Elisabeth Martin